United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 11, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

November 5 - 11, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	November 5, 2025
Transactions in Own Shares	November 6, 2025
Transactions in Own Shares	November 7, 2025
Transactions in Own Shares	November 10, 2025
Transactions in Own Shares	November 11, 2025

November 05, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 4 November 2025 it purchased a total of: (i) 75,415 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 34,000 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	4 November 2025	4 November 2025	4 November 2025	4 November 2025	4 November 2025
Aggregate number of ordinary shares purchased	75,415	27,400	1,000	5,500	100
Highest price paid (per ordinary share)	USD 87.2950	GBP 66.8000	GBP 66.7000	GBP 66.7000	GBP 66.8000
Lowest price paid (per ordinary share)	USD 86.0100	GBP 66.0000	GBP 66.0000	GBP 66.0000	GBP 66.0000
Volume weighted average price paid (per ordinary share)	USD 86.8076	GBP 66.3714	GBP 66.3553	GBP 66.3665	GBP 66.3630

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/1997G_1-2025-11-4.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

November 06, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 5 November 2025 it purchased a total of: (i) 74,660 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 34,000 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	5 November 2025	5 November 2025	5 November 2025	5 November 2025	5 November 2025
Aggregate number of ordinary shares purchased	74,660	26,900	1,000	6,000	100
Highest price paid (per ordinary share)	USD 90.0200	GBP 69.1000	GBP 69.1000	GBP 69.1000	GBP 69.1000
Lowest price paid (per ordinary share)	USD 87.7950	GBP 67.7000	GBP 67.7000	GBP 67.7000	GBP 67.7000
Volume weighted average price paid (per ordinary share)	USD 88.5480	GBP 68.3576	GBP 68.3602	GBP 68.3631	GBP 68.3590

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/3956G_1-2025-11-5.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

November 07, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 6 November 2025 it purchased a total of: (i) 73,944 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 34,000 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	6 November 2025	6 November 2025	6 November 2025	6 November 2025	6 November 2025
Aggregate number of ordinary shares purchased	73,944	26,900	1,000	6,000	100
Highest price paid (per ordinary share)	USD 88.6850	GBP 68.0000	GBP 68.0000	GBP 68.0000	GBP 68.0000
Lowest price paid (per ordinary share)	USD 87.0200	GBP 66.4000	GBP 66.4000	GBP 66.4000	GBP 66.6000
Volume weighted average price paid (per ordinary share)	USD 88.2104	GBP 67.2637	GBP 67.2585	GBP 67.2672	GBP 67.2830

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/5852G_1-2025-11-6.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

November 10, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 7 November 2025 it purchased a total of: (i) 73,606 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 33,958 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	7 November 2025	7 November 2025	7 November 2025	7 November 2025	7 November 2025
Aggregate number of ordinary shares purchased	73,606	24,871	996	7,991	100
Highest price paid (per ordinary share)	USD 91.6800	GBP 69.6000	GBP 69.6000	GBP 69.6000	GBP 69.6000
Lowest price paid (per ordinary share)	USD 89.8450	GBP 67.6000	GBP 67.6000	GBP 67.5000	GBP 67.6000
Volume weighted average price paid (per ordinary share)	USD 91.1016	GBP 68.6172	GBP 68.6234	GBP 68.6119	GBP 68.6290

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/7789G_1-2025-11-9.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

November 11, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 10 November 2025 it purchased a total of: (i) 71,388 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 32,000 ordinary shares on the London Trading Venues[2] by Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	10 November 2025	10 November 2025	10 November 2025	10 November 2025	10 November 2025
Aggregate number of ordinary shares purchased	71,388	22,900	1,000	8,000	100
Highest price paid (per ordinary share)	USD 91.3700	GBP 69.5000	GBP 69.5000	GBP 69.4000	GBP 69.4000
Lowest price paid (per ordinary share)	USD 89.6700	GBP 68.1000	GBP 68.2000	GBP 68.1000	GBP 68.2000
Volume weighted average price paid (per ordinary share)	USD 90.6927	GBP 69.0423	GBP 69.0527	GBP 68.8096	GBP 69.0550

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/9620G_1-2025-11-10.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 11, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary